Exhibit 99.1

Canopy Growth acquires established skincare and well-being company This Works®

London-based firm will be an integral part of Canopy Growth's entry into the natural wellness industry and further strengthens the Company's international presence

SMITHS FALLS, ON and LONDON, May 22, 2019 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) (the "Company" or "Canopy Growth") has finalized an all-cash transaction to acquire This Works for a purchase price of £43 million (CDN $73.8 million). Founded in 2004, This Works has cemented itself as a global leader in natural skincare and sleep solutions with a devout customer base spanning 35 countries.

London-based This Works will be an integral part of Canopy Growth’s entry into the natural wellness industry and further strengthens the Company’s international presence (CNW Group/Canopy Growth Corporation)

Headquartered in London, England, This Works offers a range of high-quality natural skincare and sleep solution products that have rewarded the company with a loyal following of customers purchasing their best-known products including deep sleep pillow spray, morning expert hyaluronic serum, and skin deep dry leg oil.

Through their unique approach of formulating solutions that work in harmony with the 24hr body clock, This Works has evolved its product lines beyond a traditional viewpoint to a more complete regimen that maximizes skin – and overall wellness – at every phase of the day, starting with a good night's sleep. This acquisition is a key aspect of a multi-faceted hemp and CBD strategy as Canopy Growth continues to build upon its vertically-integrated production and marketing platform, that currently includes thousands of acres of hemp production across several continents, hundreds of millions of dollars of capital investment into hemp-derived CBD production and processing, rapid expansion across the European Union and other key regions, and the introduction of new CBD-infused products and brands to the global beauty, wellness, and sleep solution space.

This Works CEO, Dr. Anna Persaud, will remain at the helm of business operations post-acquisition to continue moving the company forward. Since joining the company in 2009, Dr. Persaud has worked arduously to develop targeted skin solutions, which combine the brand's knowledge of the body clock with modern lifestyle learnings, all backed by science. This approach to product development is best evidenced by This Works' award-winning natural sleep solutions, with 4.2 million pillow sprays sold across Europe, the United Kingdom, China and the United States since the brand's first deep sleep pillow spray launched in 2011. Together, Canopy Growth and This Works will continue to support all of This Works' current operations with an accelerated focus on global expansion and product development to include a new line of skincare and sleep solution products infused with CBD.

"Since 2004, This Works has been committed to creating highly effective, natural skin solutions which are rooted in science and proven to work. We are excited about this new chapter in our company's history and the opportunity to join Canopy Growth, the world's leading diversified cannabis and hemp company," shared Dr. Anna Persaud. "As a leading wellness brand and a pioneer in sleep beauty products, we are passionate about the opportunity CBD offers beauty consumers. Canopy Growth will provide the expertise, research, scientific rigour and quality assurance that will allow This Works to drive the agenda in wellness beauty's ever-evolving market."

"We were struck by how loyal and satisfied the This Works customer base is, which is a testament to the integrity rooted in the company and how confidently they can stand behind their name," said Bruce Linton, Chairman & Co-CEO, Canopy Growth. "We believe CBD has the potential to disrupt the cosmetic and sleep solution industries and have been working for years to build and establish the right entry point into this opportunity. As soon as we met with Dr. Persaud and her team, we knew they were the right partner to embark with on this journey."

In addition to strengthening Canopy Growth's product offering, bringing This Works "under the canopy" will enhance the Company's international footprint and operations within the United Kingdom. In January 2019, the Company announced Spectrum Biomedical UK, a joint venture between Canopy Growth Corporation and Oxford-based research company Beckley Canopy Therapeutics to address the need for high-quality cannabis-based medicinal products in the UK.

Here's to Future (Cosmetics, Sleep, and overall Wellness) Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.4 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements such as "This acquisition is a key aspect of a multi-faceted hemp and CBD strategy as Canopy Growth continues to build upon its vertically-integrated production and marketing platform, that currently includes thousands of acres of hemp production across several continents, hundreds of millions of dollars of capital investment into hemp-derived CBD production and processing, rapid expansion across the European Union and other key regions, and the introduction of new CBD-infused products and brands to the global beauty, wellness, and sleep solution space". Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

View original content to download multimedia:http://www.prnewswire.com/news-releases/canopy-growth-acquires-established-skincare-and-well-being-company-this-works-300855013.html

SOURCE Canopy Growth Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2019/22/c0474.html

%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 22-MAY-19